
February 13, 2020

Savneet Singh
Chief Executive Officer
PAR Technology Corporation
PAR Technology Park
8383 Seneca Turnpike
New Hartford, New York 13413

> **Re: PAR Technology Corporation**
> **Registration Statement on Form S-3**
> **Filed February 11, 2020**
> **File No. 333-236361**

Dear Mr. Singh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Glenn Pollner